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                              April 18, 2023

       Timothy D. Boswell
       President and Chief Financial Officer
       WillScot Mobile Mini Holdings Corp.
       4646 E Van Buren St. , Suite 400
       Phoenix , Arizona 85008

                                                        Re: WillScot Mobile
Mini Holdings Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 22,
2023
                                                            File No. 001-37552

       Dear Timothy D. Boswell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Consolidated Results of Operations
       Business Segment Results, page 41

   1. In future filings please quantify, discuss, and analyze changes in consolidated costs of leasing and services
and consolidated costs of sales and for each segment on a stand-alone basis in addition to
your current disclosure which is made in the context of gross profit. In your revised
disclosure, please consider quantifying and discussing the significant components of these
costs to the extent material. Please provide to us in your response your proposed revisions
as they would apply to your current presentation.
 Timothy D. Boswell
FirstName   LastNameTimothy   D.Corp.
                                 Boswell
WillScot Mobile   Mini Holdings
Comapany
April       NameWillScot Mobile Mini Holdings Corp.
       18, 2023
April 218, 2023 Page 2
Page
FirstName LastName
2. We note that you have not included a comparative discussion of your Storage Segment's results of operations for the Years Ended December 31, 2021 and 2020. Please advise.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services